

Mail Stop 3561

May 3, 2010

Via U.S. Mail

Mr. Christopher J. Pappas, Chief Executive Officer
Luby's, Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

>       **Re:     Luby's, Inc.**
>               **Form 10-K for the fiscal year ended August 26, 2009**
>               **Filed November 9, 2009**
>               **File No. 001-08308**

Dear Mr. Pappas:

We have reviewed your response letter dated April 13, 2010 and have the following comment. We think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the Fiscal Year Ended August 26, 2009</u>

<u>Critical Accounting Policies – Impairment of Long-Lived Assets, page 31</u>

1. We note the response to our previous comment 2 and your proposed revisions in disclosures. We also note that one of your monitoring tools is a rolling 3 year cash flow model but generally a property improves or you close the property before it generates 3 years of negative cash flows. Therefore, you propose to delete the specific reference to three or more years of negative cash flows in future filings.

   However, as negative cash flows is still an indicator of impairment on your long-lived assets, we believe that the additional tabular disclosures as presented in our previous comment would still provide very useful, relevant and informative data in assisting investors in their analysis. In this regard, as negative cash flow is an indicator of impairment, we believe the first table (1$^{st}$ column) can be modified to include # of restaurants with negative cash flows, rather than three years of negative cash flows. Therefore, your beginning balance would reflect the number of restaurants that had negative cash flows at the end of the prior year and any additions and deletions during the year would represent restaurants that incurred negative cash flows for that year with restaurants that no longer had negative cash flows for that year. You can also expand and modify the tables to separately include information on restaurants sold or closed (with its related impairment charges recognized) during each fiscal year, as appropriately considered useful and relevant. Please consider and expand your disclosures accordingly.

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You may contact Heather Clark at 202-551-3624 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 with any other questions.


                                        Sincerely,


                                        Linda Cvrkel
                                        Branch Chief